

October 10, 2014

<u>Via E-mail</u>
James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

Lynn A. Peterson
Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Whiting Petroleum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2014**
> **File No. 1-31899**
>
> **Kodiak Oil & Gas Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2014**
> **File No. 1-32920**

Dear Messrs. Volker and Peterson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to each of the companies or their respective filings and each of the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc:     <u>Via E-mail</u>
        John K. Wilson
        Foley & Lardner LLP

        Randal R. Jones
        Dorsey & Whitney LLP